United States Securities and Exchange Commission
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14a-103

Name of the Registrant: United Parcel Service Inc.

Name of persons relying on exemption: The Shareholder Commons, Inc.

Address of persons relying on exemption: PO Box 7545, Wilmington, Delaware 19803-7545

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

SHAREHOLDER REBUTTAL TO UNITED PARCEL SERVICE, INC.

The Shareholder Commons urges you to vote FOR Proposal 8 on the proxy, the shareholder proposal requesting the Board to convert United Parcel Service Inc. (“UPS” or the “Company”) from a conventional corporation to a public benefit corporation (PBC).

The Shareholder Commons is a non-profit organization that seeks to shift the paradigm of investor thinking away from a narrow and harmful focus on individual company value towards a systems-first approach to investing that better serves investors and their beneficiaries.

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“In 2019, absolute emissions decreased 0.8 percent over 2018 performance; however, total emissions remain 5.4 percent above the 2015 baseline.”

-UPS 2019 Sustainability Report

This simple statement demonstrates the urgent need for UPS to convert to a PBC. Despite the severity of the climate crisis, UPS is not prioritizing the reduction of the greenhouse gas (GHG) emissions that threaten global well-being and the critical systems that support all the investments of its shareholders.

While it talks a big game on GHG emissions, listing its goals and emissions “avoided,” UPS is simply moving in the wrong direction, emitting 600,000 more tons of CO2 equivalents in 2019 than in 2015. 1 The reason is clear—while UPS may endeavor to slow emissions, it only does so within the confines of company-first shareholder primacy: all its efforts with respect to environmental and social impact are restricted by the mandate to grow profits and increase financial returns to shareholders. This is evident from the fact that the Company’s share price has risen by 86% since the end of 2015, creating massive financial returns for its own shareholders, even while in the reported first four years of that period, it increased its contribution to the climate crisis.

But for 21st Century investors, this is a terrible trade. If the search for higher returns has prevented UPS from reducing its carbon footprint, that is bad for the planet, bad for people, and bad for the Company’s own diversified shareholders, who rely on a stable climate and healthy economy to support their many investments. As a PBC, UPS would be able to reprioritize its goals, and pursue profits solely within the planetary and societal boundaries necessary to preserve the critical systems that undergird the global economy.

We explain in more detail below.

Summary

Proposal

The Proposal requests the Board to take steps necessary to convert UPS to a PBC. A PBC operates just like a conventional corporation, except that it can make decisions that promote the interests of stakeholders, such as employees and communities, without having to justify those decisions based on increasing financial returns.

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1 Company GRI Report, available at https://sustainability.ups.com/gri-index/, last visited April 25, 2021.

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If successful, the Proposal would require the Board to adopt an amendment to the UPS certificate of incorporation. The amendment would require the Company to balance three considerations:

1.	The shareholders’ financial interests;

2.	The best interests of those materially affected by the corporation’s conduct; and

3.	A public benefit or benefits chosen by the Board and specified in the amendment.[2]

The amendment would then be presented to shareholders for a vote and, if approved, filed in Delaware. From that point forward, the Company would be operated as a PBC.

Management Misses the Point

As a conventional corporation, UPS is subject to a legal requirement that the Board privilege its own financial return to shareholders over all other concerns. The Proposal is intended to remove that requirement and instead require the Board to account for the Company’s impact on society and the environment as well for financial return. This would allow UPS to authentically account for all its impacts, even if it meant deprioritizing financial returns in some cases. This broader perspective would protect diversified shareholders, who absorb the Company’s negative impacts through their other investments.

Conversion to a public benefit corporation has been celebrated by Leo Strine, the leading corporate commentator of his generation and the former Chief Justice of Delaware, the state in which UPS is incorporated. Chief Justice Strine has argued that conversion to PBC status could resolve the contradiction between the company-first shareholder primacy of conventional corporation law and the need for corporations to account for the full impact of their business operations:

So how to resolve this legal impasse? A recent innovation offers a sensible answer. … [T]he benefit corporation — [] puts legal force behind the idea that a business should have a positive purpose, commit to do no harm, seek sustainable wealth creation, and treat all its stakeholders with equal respect.3

Yet, in its opposition statement, UPS demonstrates that it has not even considered the gap between what it can do to address stakeholder interests in its current, conventional corporate form and what it would be able to do as a PBC. It simply argues that it is a “caring and sustainable company,” providing an untethered list of positive activities in which it engages, from charitable giving to unconscious bias training. While it is certainly a good thing that the Company has such programs, their existence does not address the question the Proposal presents: could UPS do more to protect vital social and environmental systems if it converted to a PBC? We answer that question below with a resounding “yes.”

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2 8 Del. C. §365.

3 Robert G. Eccles, Leo E. Strine, and Timothy Youmans, 3 Ways to Put Your Corporate Purpose into Action, Harvard Business Review (May 13, 2020), available at https://hbr.org/2020/05/3-ways-to-put-your-corporate-purpose-into-action.

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Why You Should Support this Resolution

Many UPS shareholders are diversified investors who depend on an economy that succeeds for everyone over the long term. Indeed, its two largest shareholders, who collectively own more than 15% of the outstanding shares, are large asset managers who generally manage large, diversified pools of assets. The beneficiaries of these diversified portfolios rely on overall market performance more than the success of any single company.

As a PBC, UPS will be able to account directly for the long-term risks created by corporate decisions that affect multiple stakeholders and the overall economy, something it cannot do now. This flexibility will allow the Company to protect these diversified investors by limiting activities that undermine the healthy systems necessary for a successful economy, even if such limits have not been justified based on its anticipated impact on the Company’s own long- or short-term rates of return.

Why the PBC structure is better for UPS shareholders

Conventional corporate law is interpreted to require corporations to prioritize the interests of their shareholders in financial returns from the company. As a leading Delaware law firm explained, “If the interests of the stockholders and the other constituencies conflict… the board’s fiduciary duties require it to act in a manner that furthers the interests of the stockholders.”4 This rule, called “shareholder primacy,” has been interpreted by the courts to require a company to optimize long-term financial returns to shareholders, ultimately received through dividends, buybacks, and stock appreciation. But this company-first approach fails to recognize that an individual company may profit from activity that undermines the social and environmental fabric upon which the vast majority of diversified shareholders depend. And it is this approach that limits corporations like UPS from pursuing the level of sustainability required to preserve a healthy future.

The Problem with Company-First Shareholder Primacy

The tension between company-first shareholder primacy and the needs of diversified investors is demonstrated by a recent study, which determined that publicly listed companies imposed impose social and environmental costs on the economy equal to more than half of their profits. Those costs—$2.2 trillion annually—equal more than 2.5% of global GDP.5 From the point of view of a diversified shareholder, these companies are only half as valuable as their income statements would indicate. This is especially true for a widely held, carbon intense company like UPS. Diversified shareholders are already paying a high price for carbon. It is estimated that by 2050, climate change will reduce GDP by 3%, and this reduces the value of a diversified portfolio, which bears a linear relationship to GDP.

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4 https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2021/harringtonjpmorgan020121-14a8.pdf

5 Andrew Howard, SustainEx: Examining the social value of corporate activities, Schroders (April 2019), available at https://www.schroders.com/en/sysglobalassets/digital/insights/2019/pdfs/sustainability/sustainex/sustainex-short.pdf.

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As a conventional corporation, UPS is bound to participate in this shell game, making profits that optimize its long-term profitability even while engaging in activities that put the global economy at risk. To the extent that the UPS carbon footprint creates economic costs that lower GDP, the value of shareholders’ portfolios is reduced. Thus, by requiring UPS to prioritize financial return to shareholders above all else, the fiduciary requirements of conventional corporation law threaten the Company’s own shareholders, the vast majority of whom are diversified.6 In other words, while UPS may increase its isolated return to shareholders by applying the company-first shareholder primacy model and neglecting the costs that its carbon emissions and other environmental and social impacts externalize, its diversified shareholders will ultimately pay these costs.

The PBC Form Creates Obligations that Protect Diversified Shareholders

In contrast to a conventional corporation, which must operate under the company-first shareholder primacy model, a PBC is expected to operate in a “responsible and sustainable manner,”7 and to balance three considerations:

1.	The shareholders’ financial interests;

2.	The best interests of those materially affected by the corporation’s conduct; and

3.	A public benefit or benefits specified in the corporation’s certificate of incorporation.[8]

This new obligation would allow UPS to prioritize interests of stakeholders, who can be affected by externalized costs. This change in focus would permit UPS, as a PBC, to reduce its negative impacts in a manner that is optimized for healthier systems and better financial returns for diversified shareholders, rather than optimizing for its own internal rate of return.

How the New Obligations Could Affect UPS

Greenhouse gas emissions

As a transportation company, UPS has a significant impact on the global atmospheric concentration of greenhouse gas (GHG), which is the primary driver of climate change. The consequences of climate change are well established and include property destruction, forced migration, worsened global health and increased mortality, food system disruption, and more. These outcomes harm communities, customers, employees, suppliers, and shareholders, and degrade many of the social and environmental systems upon which thriving economies depend. According to The Economist Intelligence Unit’s Climate Change Resilience Index, climate change could directly cost the world economy $7.9 trillion and shave off 3% of global GDP by 2050.9 This drag on GDP directly reduces the return on a diversified portfolio over the long term.10 Above, we explain how UPS has increased its share price while expanding its carbon footprint.

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6 Indeed, as of March 15, 2021, UPS’s top three holders of its shares were mutual fund companies with indexed or otherwise broadly diversified portfolios.

7 8 Del. C. §362.

8 8 Del. C. §365.

9 Global economy will be 3 percent smaller by 2050 due to lack of climate resilience, The Economist Intelligence Unit (November 20, 2019), available at https://www.eiu.com/n/global-economy-will-be-3-percent-smaller-by-2050-due-to-lack-of-climate-resilience/.

10 Richard Mattison et al., Universal Ownership: Why environmental externalities matter to institutional investors, Appendix IV (demonstrating linear relationship between GDP and a diversified portfolio) (2011), UNEP Finance Initiative and PRI, available at https://www.unepfi.org/fileadmin/documents/universal_ownership_full.pdf.

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Indeed, a separate shareholder proposal to be presented at the 2021 Annual Meeting of Shareholders (Item 7) raises this issue. The proposal asks that UPS report how it will align its operations “with the Paris Agreement’s goal of maintaining global temperature increase at or below 1.5 degrees Celsius.” Such a goal is absolute, and not dependent on increasing the Company’s financial return to shareholders. UPS recommends against the proposal, arguing that it already takes steps to reduce GHG emissions. But this is insufficient—in order to preserve the planetary climate system, large companies must do their part, and only compete for profits within such limits. By converting to a PBC, it will become easier for UPS to make the commitment contemplated by Proposal 7, which is necessary to protect the environmental systems that support the value of diversified portfolios.

The company’s disclosures of emissions and policy positions do not rise to the challenge of climate change. As Proposal 7 highlights, climate change presents a broad spectrum of risks to investors as a class. As a conventional corporation, UPS limits its responses to those that require no financial sacrifice.

But as Olivier Elamine, CEO of the German REIT Alstria, recently explained, companies must make trade-offs to adequately address climate change:

If reaching the goals of the Paris Agreement was a good business opportunity, Elamine continues, it would be happening at a much faster pace already: “We need to acknowledge that somewhere along the line, it stops being about the business opportunity - that good business decisions alone won’t get us there - and we need to accept, collectively, that it will come at a cost. Only then will we be able to achieve it.”11

As a PBC, UPS would have the option to take the steps that are necessary to constrain average global warming to 1.5 ℃, even if the steps cannot be justified by the board as necessarily optimizing the company’s long-term profits. Using its business judgment, the Board would have greater discretion to participate in authentic long-term solutions to constrain climate change and minimize the associated impacts to diversified shareholders.

Inequality and Injustice

In 1981, part-time workers at UPS distribution facilities in the U.S. received at least $10.00/hour,12 $29.14 in 2021 dollars. Today, they start at $14.50. This halving of compensation over two generations may have increased the Company’s profits, but it has contributed to growing inequality, particularly with respect to the 47% of UPS’ non-management workforce that is non-white.

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11 Sophie Robinson-Tillett, The CEO’s perspective: ‘Surely it’s more responsible to tell the truth than to come up with Net Zero claims,’ Responsible Investor (March 29, 2021), available at https://www.responsible-investor.com/articles/the-ceo-s-perspective-surely-it-s-more-responsible-to-tell-the-truth-than-to-come-up-with-net-zero-claims.

12 Recollection of Frederick Alexander, CEO of The Shareholder Commons, who worked at the UPS Burtonsville facility from 1983-1985.

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Discrimination and inequality not only harm employees and their families, but also degrade social systems and communities. According to the Economic Policy Institute, income inequality is slowing U.S. economic growth by reducing demand by 2-4%.13 Similarly, the Federal Reserve Bank of San Francisco determined that gender and racial gaps created $2.9 trillion in losses to U.S. GDP in 2019.14 Moreover, a recent report calculated that eliminating racial disparity would add $5 trillion to the U.S. economy over the next five years.15 This drag on GDP directly reduces the return on a diversified portfolio over the long term.16

While UPS reports on its support of employees through matters like newly designed uniforms and mentoring programs, it has substantially reduced the pay for employees at the bottom of the wage scale. The 2020 annual compensation of the median compensated employee was $44,254—significantly less than the annualized pay of a starting part-time worker in 1981. In contrast the CEO’s 2020 annualized total compensation was $14,276,035, an amount 323 times the amount earned by the median worker.

The Company’s history of lowering compensation for its hard-working labor force, while showering executives with annual pay packages that provide more compensation than any human being needs over a lifetime, contributes to growing inequality and unresolved injustice, which will continue as a drag on the global economy and threaten the diversified portfolios of investors. As a PBC, UPS could take steps to address these economic harms, even if the steps do not optimize the Company’s long-term financial position. Using its business judgment, the Board could work toward meaningful, long-term solutions to noxious inequality without being constrained by a narrow view of its shareholders’ interests.

Lobbying and political influence

Proposal 5 in the Proxy Statement asks the Company to provide greater disclosure on its lobbying activities. The supporting statement for this proposal makes it clear that UPS is involved with organizations that seek to influence governments to limit regulation that might reduce corporate profits, including by opposing the Paris climate accord. Political influence activities that reduce regulation on an industry may increase returns to certain companies, but they also can lead to long term economic damage. As a PBC, the Company’s lobbying decisions and expenditures could be aimed at policies that preserved value for all companies and stakeholders, rather than only improving the financial return of UPS, allowing it to stop working against regulation that reduces threats to critical social and environmental systems.

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13 Josh Bivens, Inequality is slowing U.S. economic growth: Faster wage growth for low- and middle-wage workers is the solution, Economic Policy Institute (December 12, 2017), available at https://www.epi.org/publication/secular-stagnation/.

14 Shelby R. Buckman et al., The Economic Gains from Equity, Federal Reserve Bank of San Francisco (January 19, 2021), available at https://www.frbsf.org/our-district/files/economic-gains-from-equity.pdf.

15 Dana M. Peterson and Catherine L. Mann, Closing the Racial Inequality Gaps: The Economic Cost of Black Inequality in the U.S., Citi GPS (September 2020), available at http://citi.us/3olxWH0.

16 Ibid n. Error! Bookmark not defined..

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More generally, as a PBC, UPS could take actions that reduce any number of externalities in order to improve local and global economies and returns to diversified shareholders even if the actions reduced its long-term internal rate of return. Such actions might involve unilateral reduction of services that were environmentally costly or increases in compensation, an authentic political and public influence program that supported limits on carbon and promoted greater equality, or following extra-legal guardrails mediated by shareholders, industry groups, or others. As a PBC, UPS would not be obligated to take these actions, but it would have the option to do so, expanding the range of choices available to the board and management to authentically protect the broad interests of its diversified shareholders and other stakeholders.

Signing the BRT Statement alone does not address company-first shareholder primacy

UPS’s Commitment under the BRT Statement

In August 2019, the Company made a commitment to stakeholders by signing the Business Roundtable Statement on the Purpose of a Corporation (the BRT Statement).17 That commitment will remain an empty promise unless UPS becomes a PBC.

Specifically, the statement says, “While each of our individual companies serves its own corporate purpose, we share a fundamental commitment to all of our stakeholders,” including customers, employees, suppliers, and the communities in which companies work. Were UPS able to authentically adhere to the BRT Statement, it could address some of the problems created by company-first shareholder primacy. However, as explained above, the legal rules that govern UPS have been authoritatively interpreted to require it to subordinate important stakeholder interests when they diverge from those of the shareholders.

As a conventional corporation, UPS cannot shake the specter of company-first shareholder primacy and the constant concern that any significant decision it makes must be consistent with optimizing its financial return. Thus, the BRT Statement accomplishes little, but it does leave UPS vulnerable to the charge of hypocrisy and violation of trust, because it has publicly made a pledge that it cannot adhere to consistently when profits and systemic risks collide.

Conversion to a PBC would allow UPS to follow through on the BRT Statement, improve the lives of its stakeholders, and increase the long-term value of the portfolios of its diversified shareholders. It will be able to focus on the creation of real value for all stakeholders and reject profits that come from the exploitation of vulnerable populations and common resources. Indeed, because it will be able to give full weight to stakeholder concerns, UPS will earn their trust and loyalty in a manner not available to companies that follow a company-first shareholder primacy model.18

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17 https://system.businessroundtable.org/app/uploads/sites/5/2021/02/BRT-Statement-on-the-Purpose-of-a-Corporation-Feburary-2021-compressed.pdf

18 See Frederick Alexander, Benefit Corporation Law and Governance: Pursuing Profit with Purpose p. 48 (2018) (“The Paradox of the Value of Commitment: The Concession that Isn’t”).

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Reaction to the BRT Statement Confirms the Advisability of Converting to a PBC

The reaction to the BRT Statement’s issuance revealed a degree of skepticism that turned out to be well placed. One skeptical commentator noted that “For many of the BRT signatories, truly internalizing the meaning of their words would require rethinking their whole business.”19 Others noted the importance of the change, but also that it was meaningless without ending shareholder primacy:

Ensuring that our capitalist system is designed to create a shared and durable prosperity for all requires this culture shift. But it also requires corporations, and the investors who own them, to go beyond words and take action to upend the self-defeating doctrine of shareholder primacy.20

Still others viewed the entire exercise as a PR stunt, and one that ultimately could harm the very stakeholders the BRT Statement purported to support. “The statement is largely a rhetorical public relations move rather than the harbinger of meaningful change,” asserted a Harvard Law School article, noting that the incentives CEOs face had not changed, so neither would their behavior.21

Sadly, evidence of the false promise of the BRT Statement has begun to emerge. For example, Wharton management professor Tyler Wry compiled data on signatories’ behavior through the early stages of the COVID-19 pandemic to see if they were “living up to their word.” He found quite the reverse, as a recent article explains:

As COVID-19 spread in March and April, did signers give less of their capital to shareholders (via dividends and stock buybacks)? No. On average, signers actually paid out 20 percent more of their capital than similar companies that did not sign the statement. Then, as the coronavirus swept the country, did they lay off fewer workers? On the contrary, in the first four weeks of the crisis, Wry found, signers were almost 20 percent more prone to announce layoffs or furloughs. Signers were less likely to donate to relief efforts, less likely to offer customer discounts, and less likely to shift production to pandemic-related goods.22

Unlike the empty promise of the BRT Statement, PBC conversion represents a concrete step with real effect, as Justice Strine noted in the article quoted earlier in this document.

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19 Andrew Winston, Is the Business Roundtable Statement Just Empty Rhetoric?, Harvard Business Review (August 30, 2019), available at https://hbr.org/2019/08/is-the-business-roundtable-statement-just-empty-rhetoric.

20 Jay Coan Gilbert, Andrew Kassoy, and Bart Houlahan, Don’t believe the Business Roundtable has changed until its CEOs’ actions match their words, Fast Company (August 22, 2019), available at https://www.fastcompany.com/90393303/dont-believe-the-business-roundtable-has-changed-until-its-ceos-actions-match-their-words.

21 Lucian Bebchuk and Roberto Tallarita, The Illusory Promise of Stakeholder Governance, Harvard Law School Forum on Corporate Governance (March 2, 2020), available at https://corpgov.law.harvard.edu/2020/03/02/the-illusory-promise-of-stakeholder-governance/.

22 Jerry Useem, Beware of Corporate Promises: When firms issue statements of support for social causes, they don’t always follow through, The Atlantic (August 6, 2020), available at https://www.theatlantic.com/ideas/archive/2020/08/companies-stand-solidarity-are-licensing-themselves-discriminate/614947/.

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UPS’s opposition statement

The Company’s opposition statement to the Proposal does not address the underlying question of whether converting to PBC status will benefit its shareholders.

UPS’s claim that its existing commitments and practices already address the proposal’s underlying objectives is misleading because it can only consider stakeholders as part of a company-first analysis.

UPS’s claim that there is no need to become a PBC because it already “operates in a responsible and sustainable manner” misses the critical difference between PBCs and conventional corporations. Any such consideration by a conventional corporation like UPS must be in service of financial return. In contrast, PBC directors can consider the ultimate effect of their decisions on stakeholders as ends in themselves.

UPS enumerates a number of areas where it believes that it promotes the interests of stakeholders. This proposal in no way suggests that these initiatives are insignificant, or that they do not produce real-world benefits. Rather, it recognizes the fact that UPS is limited in its pursuit of these initiatives by its obligation to prioritize financial return to shareholders above all else. Nowhere is this more evident than in the historical reduction in pay for its line workers and its recent increase in carbon footprint.

Conclusion

Please vote FOR Proposal 8

By voting FOR Proposal 8, shareholders can urge UPS to become a PBC, as hundreds of companies have already done. Becoming a PBC will permit UPS to better serve the needs of its diversified shareholders and directly account for the critical social and environmental systems upon which a thriving economy depends. The stakeholder orientation permitted by the PBC form is more likely to create value for diversified shareholders than the prevailing “profit at any cost” approach that imposes substantial costs on those same shareholders.

Simply signing the BRT Statement is not sufficient to create the type of corporation that can authentically serve the needs of all stakeholders and prevent the dangerous implications of company-first shareholder primacy.

The Shareholder Commons urges you to vote FOR Proposal 8 on the proxy, the Shareholder Proposal requesting the Board to convert UPS to a Public Benefit Corporation at the United Parcel Service Inc. Annual Meeting on May 13, 2021.

For questions regarding United Parcel Service Inc., Proposal 8 – submitted by Myra K. Young, please contact Sara E. Murphy, The Shareholder Commons at +1.202.578.0261 or via email at sara@theshareholdercommons.com.

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